



33 East Main Street
Suite 500
Madison, WI 53703-3095
Mailing Address:
P.O. Box 2038
Madison, WI 53701-2038
Phone:
608.257.7181
Fax:
608.257.2508
www.murphydesmond.com

Jennifer M. Krueger
Direct Line 608.268.5577
Facsimile 608.257.4333
jkrueger@murphydesmond.com

MurphyDesmond S.C.
LAWYERS

23 September 2009

VIA FEDERAL EXPRESS

Received SEC
SEP 2 4 2009
Washington, DC 20549

Securities and Exchange Commission
Attn: Ms. Janice McGuirk, Examiner
c/o Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Oakleys Shooting Range, Inc.

Ms. McGuirk:

You requested that we address the SEC's comments point-by-point in a cover letter. Thank you for your prompt attention to this matter. Below are the requested responses.

Facing Page

1. Please revise to include the name, address, and telephone number of your agent for service under Wisconsin law.

Nancy Bode, 1609 Baxter Avenue, Superior, WI 54880, (218) 349-0686

Part 1. Notification

2. Revise to provide a business and residential address for the issuer's directors, officers, and record owners of 5 percent or more of the company's equity securities.

Nancy Bode:	(h) 507 Clough Avenue Superior, WI 54880	(b) 1609 Baxter Avenue Superior, WI 54880
Joe Harrison:	(h) 807 Wright Street Brainerd, MN 56401	(b) 1609 Baxter Avenue Superior, WI 54880
Dan Parkinson:	(h) 1321 Cedar Avenue Superior, WI 54880	(b) N/A

3. We note your statement "None" for the disclosure of the beneficial owners of 5 percent or more of the company's equity securities. See Rule 13d-3 for the determination of beneficial ownership. Please revise as appropriate.

Donovan H. Bode	Patricia Harrison	Leslie Parkinson
507 Clough Avenue	807 Wright Street	1321 Cedar Avenue
Superior, WI 54880	Brainerd, MN 56401	Superior, WI 54880

4. Please provide us with support for your contention that you do not have any promoters or affiliates. Alternatively, revise to name them.

Nancy Bode	Joe Harrison	Dan Parkinson
507 Clough Avenue	807 Wright Street	1321 Cedar Avenue
Superior, WI 54880	Brainerd, MN 56401	Superior, WI 54880

Theresa Taylor Olson
7610 ½ John Avenue
Superior, WI 54880

5. Please revise to provide a business and residential address for counsel to the issuer.

Stephen L. Morgan:	(b)	Murphy Desmond S.C.	(h)	7500 Byrn Grwyn Rd
		33 E Main Street, Ste 500		Barneveld, WI 53507
		Madison, WI 53703		

Jennifer M. Krueger:	(b)	Murphy Desmond S.C.	(h)	6853 Topaz Court
		33 E Main Street, Ste 500		DeForest, WI 53532
		Madison, WI 53703		

Item 2. Application of Rule 262

6. We note your response "n/a". Please revise to clarify your negative response to all items.

The responses to the application of Rule 262 have been modified to state "none".

Item 4. Jurisdictions in Which Securities Are to be Offered

7. Please identify the officers and directors that will be offering your Regulation A securities. Also, please advise us, on a supplemental basis, whether each noted officer or director is a registered broker-dealer or exempt from broker dealer registration. If Exchange Act Rule 3a4-1 will be relied upon, please supplementally provide us with sufficient facts on how each selling officer or director will satisfy the

elements of the Rule. We may have further comment.

Nancy Bode, Joe Harrison and Dan Parkinson are exempt from broker-dealer registration pursuant to Exchange Act Rule 3a4-1. These individuals will only sell the Company's securities and do not conduct these securities-related actions as part of a regular business. None of these individuals are subject to a "statutory disqualification" as defined in Section 3(a)(39) of the Act. Further, none of these individuals will be compensated by payment of commissions or other remuneration based directly or indirectly on securities transactions. None of these individuals are associated persons of a broker or dealer. Finally, these individuals will limit their sales activities as set forth under Rule 3a4-1(4)(ii) and (iii).

8. Please clarify the method by which the securities are to be offered in Wisconsin and Minnesota. State the methods by which the securities are going to be offered and describe how buyers will be solicited.

The securities will be offered in the following ways:

- **Internet.** The Company has secured the website, www.oakleysshootingrange.com. Once the applicable securities regulators have approved the Offering, the Company will create a page on its website to solicit sales of its securities. The first page will state that the Company seeks to raise a maximum of $2,960,000 through the sale of non-voting preferred stock and voting common stock to Wisconsin and Minnesota residents only. Potential investors will then have to double-click on a button affirming that the interested individual is a Wisconsin or Minnesota resident.

  The next page on the website will contain two sections: (i) a place for a registered potential investor to enter his or her username and password; or, (ii) a place for new potential investors to register and obtain a username and password by entering his or her name, address (with a dropdown box listing only Wisconsin or Minnesota as potential states), email address and selecting a username and password. This registration requirement will allow the Company to track those individuals that have accessed the Offering. The page will also contain an election by the potential investor to receive the Offering materials electronically or a hard copy via the mail. The potential investor may change his or her preferred method of delivery by emailing the Company his or her delivery preference change at any time during the course of the Offering.

  If the potential investor selects the hard copy via mail option, the webpage will thank the potential investor for his or her interest and advise the potential investor that the Company will send the Offering to the potential investor at no charge via mail in 3-5 business days.

If the potential investor elects to receive a copy of the Offering electronically, a webpage with a downloadable PDF copy of this Offering will be available to the potential investor. The PDF version of the Offering will be available to all potential investors with a username and password.

The potential investor will be immediately notified of any amendments or supplements to the Offering: (i) via email if the potential investor consented to the electronic delivery of information related to the Offering; or, (ii) via mail if the potential investor desires to receive notifications via mail.

All supplemental sales literature will include a prominent statement that the Offering is being sent or delivered electronically, provide instructions on access to the electronic Offering and state that a hardcopy of the Offering is available without charge.

- **Information Meetings.** Nancy Bode, Dan Parkinson and Joe Harrison will conduct informational meetings for potential investors. Potential investors will be located through personal contacts of the Board of Directors, solicitation at shooting and archery events and local firearms dealers. During the meeting, potential investors will be given a copy of this Offering. Nancy Bode, Dan Parkinson and Joe Harrison will discuss the Company's plans as described in this Offering and answer any questions from the potential investors.

9. Revise the disclosure to note, if true, that the securities have been or will be registered in the noted jurisdictions.

Securities will be offered to Wisconsin and Minnesota residents through the internet. The securities will be registered in both Wisconsin and Minnesota after the offering is approved by the SEC.

Item 5. Unregistered Securities Issued or Sold within one year

10. Please revise section (a) to provide the information required. In this regard, we note the disclosure on page 12 with respect to the issuance of the unregistered securities on August 11, 2008 to the individuals listed in the table.

The issuer has issued the following securities within one year prior to the filing of this Form 1-A:

NAME	NUMBER OF VOTING COMMON SHARES	CONSIDERATION	RELATIONSHIP
Nancy Bode	66	$13,200	Founding Shareholder / President / Director
Joe Harrison (spouse of Pat Harrison)	66	$13,200	Founding Shareholder / Treasurer / Secretary / Director
Dan Parkinson	66	$13,200	Founding Shareholder / Vice President / Director / Range Master
Theresa Taylor Olson	6	$1,200	Founding Shareholder

Nancy Bode, Joe Harrison, Dan Parkinson and Theresa Taylor Olson obtained their respective shares of voting common stock in the Company pursuant to Section 4(2) of the Securities Act. These individuals are founders of the Company who possessed full knowledge about the Company and its operations. The Founders also have sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of the investment.

11. Additionally, revise section (c) to provide the exemption from registration relied upon and the facts relied upon for such exemption. We may have further comment.

Section 4(2) of the Securities Act of 1933. Nancy Bode, Joe Harrison, Dan Parkinson and Theresa Taylor Olson are the founders of the Company and, by virtue of being a founder, had access to the type of information normally provided in a prospectus. Further, by virtue of the transfer restrictions contained in Section 2.5 of the Bylaws, these individuals have agreed not to resell or distribute their voting common shares to the public.

The Founders also have sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of the investment.

- Nancy Bode has worked in a variety of capacities (e.g. loan officer, compliance officer, management and loan servicing reporting and client service supervisor) since 1985. She also has insurance licenses for fixed annuity and life insurance products.

- Joe Harrison served as a branch manager for U.S. Bank from October 2001 to April 2003 where he supervised the bank's operations and its employees. Further, for the past 6 years, Mr. Harrison has been a commercial loan relationship officer.

- Dan Parkinson has served as a salesperson and buyer for Superior Shooters Supply since June 1990. To be successful in this position, Mr. Parkinson has to be knowledgeable about the business' financials and operations.

- Theresa Taylor Olson owned and operated her own graphics arts business from 1988 to 1994. She also organized and taught classes in various healthcare topics for 4 years at Scripps Mercy Hospital and for 8 years at the University of California at San Diego. For the last year, she has worked as a vault teller in control of all currency for the Citizens Bank branch.

Item 6. Other Present or Proposed Offerings

12. We note your statement that the company is not offering or contemplating offering any additional securities. We also note your disclosure that you intend to obtain financing from the Development Association of Douglas County or the Small Business Administration. Advise us whether securities will be issued in connection with the noted financings.

No securities will be issued in connection with the financing obtained from the NE Entrepreneur Fund of the Development Association of Douglas County or to be obtained from the Small Business Administration.

Part II. Offering Circular

General

13. Please revise your offering statement in the appropriate locations to address the impact on the company's business plan and its planned operations if the company sells the minimum amount of securities instead of the maximum amount of shares of common and preferred stock.

The Company has revised the offering statement in the appropriate locations to state as follows: If only the minimum Offering of $1,100,000 is raised or some amount substantially less than $2,960,000 is raised, the Company will make decisions about reducing expenditures for the size of the building, inventory and equipment purchases and other costs of operation. These reductions will likely have a material impact on the forecasts and operations. These reductions will likely include: (i) eliminating the archery and video shooting area; (ii) removing the gun cleaning area; and, modifying the site plan for reductions in the building's size.

Cover page

14. Please revise your offering circular cover page to indicate the date of the offering circular.

    The date of the offering circular is November 1, 2009.

15. Please complete the section indicating where the offering has been registered for offer and sale.

    After approval by the SEC, the Company will register the offering in Wisconsin and Minnesota.

16. We note that you are offering both voting common stock and non-voting preferred stock. Please revise to clarify whether the common stock and the preferred stock are being offered as a unit or whether the common stock and preferred stock are being offered separately.

    The common stock and the preferred stock are being offered separately.

17. Briefly describe the transfer restrictions on the securities being offered.

    The transfer restrictions on the voting common stock are as follows: Absent an affirmative vote of the Board of Directors, transfer of the voting common stock is restricted to the common shareholders: (i) spouse, children, parents or siblings ("Family Members"); (ii) a trust where the shareholder is the grantor and the shareholder's Family Members are the beneficiaries; or, (iii) the Company.

The Company

18. Please revise to indicate the ending date of the company's fiscal year.

    December 31

Risk Factors

19. Please revise to include a risk factor discussion addressing the possibility that the Small Business Association or the Development Association of Douglas County will not provide financing of at least $1.4M.

The Company has already received $30,000 in financing from the NE Entrepreneur Fund of the Development Association of Douglas County. The risk factor discussion relating to the possibility that the Company will not receive at least $1.4 million in financing from the Small Business Association has been revised to state as follows:

> Failure to Obtain Financing from the Small Business Administration. If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration, the Company will be unable to move forward with the Company's plans without raising a new minimum of $2,500,000 under this Offering. Further, even if the Company is able to raise the new minimum of $2,500,000 under this Offering, the Company will have to reduce expenditures for the size of the building, inventory and equipment purchases absent the financing from the Small Business Administration. These reductions will likely include: (i) eliminating the archery and video shooting areas; (ii) removing the gun cleaning area; and, (iii) modifying the site plan for reductions in the building's size.

(b) Limited Operating History

20. Please revise to indicate your current amount of working capital.

The Company currently has working capital in the amount of $4,156.

(c) Minimum Offering Risk, page 1

21. We note your reference to "Exhibit B". We cannot locate the Financial Forecasts referred to here as "Exhibit B". Please supplementally provide us with the noted Financial Forecasts. We may have further comment.

The Company has removed the reference to Exhibit B in this Section. Also, pursuant to the SEC's comments, the Company has removed the financial forecasts from the offering.

(f) No Current Cash Distributions

22. Please revise to indicate that the company has not paid any dividends to date, if true, and that there is no assurance that the company will ever pay any dividends.

The risk has been revised to state as follows:

> No Current Cash Distributions. To date, the Company has not paid any dividends. The Company expects to generate sufficient revenue to make distributions, but it is unlikely that distributions will be made prior to 2011.

(g) Financial Assumptions

23. We note your statement that "the financial assumptions attached to this Offering have been prepared on the basis of financial and other assumptions provided by the management of the Company. No representations are made as to the probability or the likelihood of achieving the results described in the financial assumptions .... " We do not understand the risk being presented in this risk factor. You must have a reasonable basis for any projections presented by the company in your offering statement. We note that the company has never conducted operations. Please revise your disclosure accordingly.

The Company has removed this risk from the offering.

(h) Control of Business, page 2

24. Please revise to address in detail the risk YOLI are addressing.

The risk has been revised to state as follows:

> Control of Business. The preferred stock does not have any voting rights. Rather, all shareholder decisions are made by vote of the shareholders holding the voting common shares. Even if an investor purchased all available 96 voting common shares under this Offering, the investor would not hold a majority of the voting common shares and, therefore, would be unable to control the outcome of the shareholder vote.
>
> Currently, the Company's founders own the following shares of common voting stock: Nancy Bode (66 shares), Joe Harrison (66 shares), Dan Parkinson (66 shares), Theresa Taylor Olson (6 shares).

25. Revise to identify who currently holds a majority of the voting common shares.

The risk has been revised to state as follows:

> Control of Business. The preferred stock does not have any voting rights. Rather, all shareholder decisions are made by vote of the shareholders holding the voting common shares. Even if an investor purchased all available 96

voting common shares under this Offering, the investor would not hold a majority of the voting common shares and, therefore, would be unable to control the outcome of the shareholder vote.

Currently, the Company's founders own the following shares of common voting stock: Nancy Bode (66 shares), Joe Harrison (66 shares), Dan Parkinson (66 shares), Theresa Taylor Olson (6 shares).

(i) Offering Price

26. We note your statement that the "price of the Shares is ... a fair ~md reasonable price but the price has been determined arbitrarily." Please revise to reconcile your statements that the price of the securities a "fair and reasonable price" with the statement that the price was determined arbitrarily.

The risk has been revised to state as follows:

> Offering Price. The price of the Shares has been determined arbitrarily by the management of the Company. The structure of this investment is to borrow money to construct the building and purchase many of the assets. The proceeds from the sale of securities will be used to fund some of the construction costs, asset purchases and working capital until the Company is able to recognize sufficient revenue from sales.

(j) Restrictions of Transfer

27. Revise to address in detail the transfer restrictions on the common stock and on the preferred stock. We may have further comment.

The risk has been revised to state as follows:

> Restrictions of Transfer. Purchaser should be fully aware of the long-term nature of its investment in the Company. Federal and state securities laws may provide substantial limitations on the transferability or the assignability of the Shares. Should a change in circumstances arising from an event not presently contemplated cause purchaser to desire to transfer his or her Shares or any portion thereof, purchaser may be prohibited from doing so, and even if permitted, purchaser may find no buyer for the Shares due to market conditions or the general illiquidity of the Shares.
>
> Further, the Company's bylaws restrict the transfer of the voting common stock. Absent an affirmative vote of the Board of Directors, transfer of the voting common stock is restricted to the common shareholder's: (i) spouse,

children, parents or siblings ("Family Members"); (ii) a trust where the shareholder is the grantor and the shareholder's Family Members are the beneficiaries; and, (iii) the Company. The Company's Bylaws do not restrict the transfer of the non-voting preferred stock.

(k) Costs of Offering

28. Please revise to indicate the expected amount of expenses relating to offering the securities.

The risk has been revised as follows:

> Costs of Offering. No commissions or other form of remuneration will be paid to anyone involved in the offer and sale of the Shares. The Company will use its operating revenue or a portion of the proceeds from this Offering of Shares to pay for expenses relating to making the offer of the Shares, including legal expenses of approximately $50,000. The Company has already been billed for approximately $35,000 in legal fees, $30,000 of which are listed as an Accounts Payable on the Balance Sheet.

Business and Properties

29. Revise your disclosures within Question 3(b) to discuss the dollar amount in financing sought from the Small Business Administration or the Development Association of Douglas County, the manner in which you determined such a dollar range, the interest rate payable, and the estimated repayment terms of such an arrangement. Also indicate if the funds will be provided in one lump sum, or obtained incrementally subject to the purchase of real estate for the facility.
Please reconcile this discussion to the table included within Question 9(a), Use of Proceeds, in which you provide a range of $1,400,000 to $2,000,000 to be received from the Small Business Administration or the Development Association of Douglas County and to Questions 17(a)(7) and 19 within the section entitled 'Description of Securities' in which you disclose that the Company has submitted a financing application to the Development Association of Douglas County for $30,000.

This section has been revised to state as follows:

> The Company has already received $30,000 from the NE Entrepreneur Fund of the Development Association of Douglas County. $25,000 of this loan has an interest rate of 8.6%, with the final monthly payment of $213 in May 2014. The remaining $5,000 has an interest rate of 0%, with the final monthly payment of $208 in May 2011. Currently, the monthly payments for this loan are being made by the Company with the proceeds of the $5,000 loan.

The Company also plans to seek financing ($1,400,000 to $2,000,000) from the Small Business Administration. If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration, the Company will be unable to move forward with the Company's plans without raising a new minimum of $2,500,000 under this Offering. Further, even if the Company is able to raise the new minimum of $2,500,000 under this Offering, the Company will have to reduce expenditures for the size of the building, inventory and equipment purchases absent the financing from the Small Business Administration. These reductions will likely include: (i) eliminating the archery and video shooting areas; (ii) removing the gun cleaning area; and, (iii) modifying the site plan for reductions in the building's size. The exact loan amount will be determined by the success of this Offering as the Small Business Administration, under a SBA504 loan, will lend up to 90% of the collateralized value of a company, up to a maximum of $2,000,000. The application process for the SBA504 loan will not begin until the minimum offering is achieved and is anticipated to take 90-180 days. The Small Business Administration requires the following from potential borrowers: (i) application; (ii) resumes of the principle shareholders; (iii) the Company's financial statements and three-year financial projections; (iv) the Company's organization documents and a resolution authorizing the Company's borrowing; and, (v) site plans for the facility (but not complete architectural plans) with cost projections. Thus, the Company has not received any preliminary loan approval for this SBA504 loan. The SBA504 loan funds will be disbursed by the loan servicer in 3 payments as the Company needs the money (demonstrated by written documentation that must be submitted by the Company). For the Company to receive the last of the 3 payments, the Company must show that the facility's construction is completed and all subcontractors have been paid. The interest rate on the SBA504 loan is tied to the prime interest rate and will fluctuate until the application is approved.

The Company intends to use the proceeds from this offering, along with financing from the Small Business Administration and the Development Association of Douglas County, to purchase real estate in Douglas County, Wisconsin, construct a building on the real estate and purchase the necessary equipment to operate an indoor shooting range. It is anticipated that the facility will include 20 lanes that are 25 yards in length. The Company also intends to include 10 outdoor shooting lanes up to 1000 yards in length and an indoor/outdoor archery range.

The Company will also offer a variety of services to its customers, including: (i) gun cleaning services; (ii) firearm rentals for use on the facility's premises;

(iii) rental of safety equipment; (iv) retail sales of targets and ammunition; and, (v) firearm safety training by certified trainers.

The Company will initially employ Pat Harrison on a full-time basis at a salary of approximately $3,350 per month for her services as Manager of the facility. The Company also anticipates hiring 3-4 additional employees as range masters and clerical staff as the business grows.

The Company also anticipates that monies will also be expended on items such as: insurance ($12,000), utilities ($39,800) and advertising ($37,000) during the Company's first year of operating its facility.

30. Please revise your discussion in section (c) to address the basis of the company's competition, indicate the anticipated prices for the company's services, indicate the size, financial and market strength of George Constance Memorial Rifle Range and address why the company believes that it can effectively compete.

Section (c) has been revised to state as follows:

Based on data from the National Shooting Sports Foundation, participation in the sport of target shooting has slightly increased over the last 15 years. While target shooting is seen as a predominately "male" sport, it is gaining popularity among women. It is also a sport where a person can participate throughout their life span.

The Company desires to build the proposed indoor shooting facility in Douglas County, Wisconsin, provided that the Company is able to secure real estate in this county. It is anticipated that the facility will mainly serve Douglas County, Wisconsin and St. Louis and Carlton counties in Minnesota. The Company also believes it will attract customers from Bayfield and Washburn counties and state-wide customers from competitions.

According to HUNTINGnavigator.com, there are 110 shooting ranges in Wisconsin, with only 20 of the 110 shooting ranges being indoor public ranges. Minnesota has 79 shooting ranges.

Based on information provided by local firearm dealers in Douglas County, people travel up to 30 minutes to visit a shooting range. Thus, for marketing and competition purposes, the Company is focused on other shooting and archery facilities within a 30-minute drive.

The closest shooting ranges to the proposed shooting range facility are: (i) Shooting Sports Education Center in Grand Rapids, Minnesota; and, (ii) the George Constance Memorial Rifle Range just outside of Superior, Wisconsin.

The Shooting Sports Education Center is approximately 1½ hours from the proposed shooting range facility. It is a public facility that offers indoor shooting ranges and outdoor archery facilities.

The George Constance Memorial Rifle Range is operated by the Douglas County Fish and Game League and is located within 3 miles of the Company's proposed site. The George Constance Memorial Rifle Range does not charge individuals to use its facilities. Rather, it relies on donations. The facility offers only outdoor pistol and rifle shooting (6 lanes @ 10 yards; 20 lanes @ 20 yards; 6 lanes @ 25 yards; 20 lanes @ both 50 yards and 100 yards; and, 10 lanes @ both 200 yards and 300 yards) and will expand to include shotgun shooting in the near future. The facility has limited hours of availability in the summer (open only 3 days a week). However, the range is open every day from Labor Day to November.

The Company will offer a different shooting experience than the experience offered by the George Constance Memorial Rifle Range. The Company will offer longer hours for access. Further, the Company's indoor facilities will allow patrons to shoot in a climate of at least 6-month winters.

The Company anticipates that it will charge a range lane rate of $10 per hour. The proposed rate of $10 is lower than the national average range lane rate of $10.34 (as determined by the National Association of Shooting Ranger's Consumption reports). A fee of $5 is the estimated fee to rent a firearm. The proposed gun cleaning fee is $15, again, lower than the $25 fee for this serviced charged by the local firearm shop. The Company may also consider half-hour shooting increments. The Company believes it can effectively compete in the current market place because there is not a private, indoor shooting and archery facility in the facility's market area as determined by the Company's research (See Response to 3(d)). Further, its competitive pricing and proposed space for gun and archery education will add value for the Company's customers.

31. Please expand your discussion in section (d) on page 6 to fully describe the company's "environmentally-friendly approach of lead containment and abatement plan." What is entailed and how much will it cost the company to comply?

The section has been revised to include the following:

The Company plans to capitalize on its environmentally-friendly approach of lead containment and abatement plan as follows: the outdoor shooting area will have a 30' x 50' concrete pad to catch any unspent gun powder and prevent it from being absorbed into the soil and groundwater. The concrete will be washed down periodically into a trench located on the side of the concrete pad. The unspent gun powder will travel, by gravity, into a rubber-lined evaporation pond where the lead will sink to the bottom. A secondary pond will be attached to the evaporation pond to handle overflow from the rain. The secondary pond will be tested semi-annually for contaminates. If the water test reveals that the secondary pond water is clean, it will be released to the surrounding real estate. If the water has contaminates, the water will be collected and transported to the local waste water treatment plant that is able to clean contaminates from the water. Based on an estimate provided by Robert Dowell, Wiikwaibaan Inini, Inc., a business that specialized in the design and maintenance of waste water systems, the cost of this system is estimated to be $10,000.

32. Please revise to describe the company's marketing stl1lcture and how it will operate.

The section has been revised to include the following:

The Company's marketing plan will be multi-faceted. The Company will market its services through advertising, particularly at regional outdoor sporting events, and personal contact with gun and archery enthusiasts at sporting shows and events. The Company also plans to promote league shooting and regional competitions among shooting club members. For example, the Company had a presence at the Douglas County Fish & Game League's Outdoor Show where it collected email addresses from show attendees. The Company also has attended Becoming an Outdoor Woman events and gather attendee contact information.

33. Indicate whether the company obtained or conducted any market studies.

The section has been revised to include the following:

The Company has not obtained any market studies. However, the Company researched the market by: (i) using tools from www.HUNTINGnavigator.com to determine potential direct competitors; (ii) reviewing consumption reports showing the frequency firearm owners and archers visit ranges, an average percentage of shooting and archery participants per state, the average range fees and the percentage of householders owning a firearm from the National Association of Shooting Ranges; (iii) conducting meetings with area shooting clubs concerning the market; and, (iv) collecting data via a survey at the

Douglas County Fish & Game League's Outdoor Show and the Becoming an Outdoor Woman events concerning the potential market and preferences relating to shooting and archery services. The Company is using this information in its marketing and business plans. It intends to target women and law enforcement as these groups, particularly women, are growing increasingly interested in the sport of shooting.

34. We note your statement that the company will market it services through personal contact with gun and archery enthusiasts. Please clarify how the company will identify and contact the gun and archery enthusiasts.

The Company will conduct meetings with area shooting clubs concerning the market and purchase booths at the Douglas County Fish & Game League's Outdoor Show and the Becoming an Outdoor Woman events.

35. We note you indicate that the employees have optional benefits which include medical, dental, vision, life and disability insurance, pension plan und profit sharing plan. Please clarify whether the noted benefits are agreed upon or whether they are proposed benefits to employees. Please address the costs associated with the benefit plans.

These optional benefits are only proposed benefits to the employees. The cost associated with each possible benefit varies. For example, the Company could offer medical insurance and require the employee to pay for a portion of the premium. The Company will consider the cost of each of these possible benefits when determining what benefits, if any, may be offered to employees.

36. In section (g) on page 8 or elsewhere in the Offering Statement, please address the status of the company's plans to secure financing through the Small Business Administration 01' the Development Association of Douglas County.

This section and other sections where appropriate have been revised to state as follows:

The Company has already received $30,000 from the NE Entrepreneur Fund of the Development Association of Douglas County. $25,000 of this loan has an interest rate of 8.6%, with the final payment of $213 due May 2014. The remaining $5,000 has an interest rate of 0%, with the final monthly payment of $208 due May 2011. Currently, the monthly payments for this loan are being made by the Company with the proceeds of the $5,000 loan.

The Company also plans to seek financing ($1,400,000 to $2,000,000) from the Small Business Administration. If the Company is unable to secure at least

$1,400,000 in financing from the Small Business Administration, the Company will be unable to move forward with the Company' plans without raising a new minimum of $2,500,000 under this Offering. Further, even if the Company is able to raise the new minimum of $2,500,000 under this Offering, the Company will have to reduce expenditures for the size of the building, inventory and equipment purchases absent the financing from the Small Business Administration. These reductions will likely include: (i) eliminating the archery and video shooting areas; (ii) removing the gun cleaning area; and, (iii) modifying the site plan for reductions in the building's size. The exact loan amount will be determined by the success of this Offering as the Small Business Administration, under a SBA504 loan, will lend up to 90% of the collateralized value of a company, up to a maximum of $2,000,000. The application process for the SBA504 loan will not begin until the minimum offering is achieved and is anticipated to take 90-180 days. The Small Business Administration requires the following from potential borrowers: (i) application; (ii) resumes of the principle shareholders and three-year financial projections; (iv) Company's organizational documents and a resolution authorizing the Company's borrowing; and, (v) site plans for the facility (but not complete architectural plans). Thus, the Company has not received any preliminary loan approval for this SBA504 loan. The SBA504 loan funds will be disbursed by the loan servicer in 3 payments as the Company needs the money (demonstrated by written documentation that must be submitted by the Company). For the Company to receive the last of the 3 payments, the Company must show that the facility's construction is complete and all subcontractors have been paid. The interest rate on the SBA504 loan is tied to the prime interest rate and will fluctuate until the application is approved.

The Company does not currently own or lease any principal properties. The Company intends to acquire a parcel of real estate in Douglas County, Wisconsin for an estimated cost of $100,000. It plans to use the proceeds from this Offering and financing through the Small Business Administration or the NE Entrepreneur Fund of the Development Association of Douglas County to purchase the real estate.

The Company also intends to construct a building on the real estate for an estimated price of $3,850,000. It plans to use the proceeds from this Offering and to secure financing through the Small Business Administration to construct the facility. If the maximum amount of this Offering is not raised, the Company will have to reduce its costs in constructing a facility. These reductions will likely include: (i) eliminating the archery and video shooting areas; (ii) removing the gun cleaning area; and, (iii) modifying the site plan for reductions in the building's size.

The Company intends to use $500,000 of the Offering proceeds to purchase equipment such as a bullet catcher, lead abatement, targets, target retrieval, video shooting and air exchange ventilation equipment and inventory such as firearms for rental, ammunition and safety equipment for the facility.

37. Expand section (i) on page 9 to discuss in detail the nature of the local regulations and the potential effects on the company.

Currently, there are no Wisconsin Statutes or Douglas County or City of Superior ordinances regulating or prohibiting the Company's proposed activity. However, the Company will need to keep updated on any future law or regulation concerning its operations.

38. We note your disclosure responding the Question 4(a). Please substantially revise your disclosure to discuss in detail the steps needed to purchase the real estate and build the shooting range, the timing of those steps, the costs, and the sources of funds, and disclose the expected date of first revenues. Include a discussion of the milestones you have yet to achieve and the specific steps needed to accomplish each milestone. In your discussion, provide a detailed analysis of the costs of each step and how you intend to finance this project. Also address the status of your efforts to accomplish these milestones.

Section 4(a) has been revised as follows:

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months After Receipt of Proceeds When Should Be Accomplished
Secure financing from the NE Entrepreneur Fund of the Development Association of Douglas County. Anticipated Cost: $0	The Company completed and submitted the appropriate documentation (application, organizational documents for the Company, financial statements for the Company and the individual board members) for financing in the amount of $30,000.	Completed Financing received $25,000 at interest rate of 8.6% (monthly payment of $213 until May 2014) and $5,000 at interest rate of 0% (monthly payment of $208 until May 2011).

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months After Receipt of Proceeds When Should Be Accomplished
Sale of securities in the amount of $1,100,000 (minimum offering) to $2,960,000 (maximum offering). Anticipated Cost: $65,000	The Company will solicit sales of its securities as detailed in this Offering. • $60,000 for legal and accounting fees • $5,000 for copying and advertising fees	For a period of one year following approval from the SEC and the state securities agencies for Minnesota and Wisconsin.
Secure financing from the Small Business Administration in the amount of $1,400,000 (if minimum offering is achieved) to $2,000,000 (if maximum offering is achieved). Anticipated Cost: $0	The Company will complete and submit the appropriate documentation (application, finan cial statements of the Company, three-year financial projections, principle shareholders' resumes, site plans with cost projections, Company's organizational documents and Company resolution authorizing the Company to borrow the money) after the Company achieves at least the minimum amount of this Offering. The interest rate for this financing is tied to the prime rate and will not be determined until the application is approved. The application process for this financing is anticipated to take 90-180 days. If the Company is unable to secure at least $1,400,000 from the Small Business Administration, the Company will be unable to move forward with the Company's plans without raising a minimum of $2,500,000 under this Offering. Further, even if the Company is able to raise $2,500,000 under this Offering, the Company will have to reduce expenditures for the size of the building, inventory and equipment purchases absent the financing from the Small Business Administration. These	The Company is working with Steve Welnitz, representative from the Development Association of Douglas County, who is knowledgeable about the SBA loan process to prepare for the SBA application requirements. Within 6-9 months after the minimum offering is achieved.

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months After Receipt of Proceeds When Should Be Accomplished
	reductions will likely include: (i) eliminating the archery and video shooting areas; (ii) removing the gun cleaning area; and, (iii) modifying the site plan for reductions in the building size.	
Estimated operating expenses and repayment of accounts payable.	During the upcoming fiscal year, the Company anticipates that it will incur the following operating expenses: • $2,900 to Faster Solutions for future development of the Company's website, including, but not limited to, the placement of this Offering on the site • $1,000 on Company promotional items such as hats and mugs • $75 for membership in the National Shooting Sports Federation. • $1,000 for presence at shooting and archery trade shows • $5,000 for attorneys' fees • $5,000 for accounting fees • $10,000 for printing and potential investor packet design The Company also has the following accounts payable during the upcoming year: • $50,000 for attorneys' fees to be paid from the Offering proceeds. • $421 monthly payments on the NE Entrepreneur Fund of the Development Association of Douglas County loan until the minimum offering amount is achieved.	August 2009 – July 2010
Purchase real estate for the facility. Anticipated Cost:	The Company will contract with Edwards Realty to locate an appropriate parcel of real estate for the facility. The Company	The Company has had discussions with Edwards

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months After Receipt of Proceeds When Should Be Accomplished
$160,000 (Real estate agent: $10,000 plus cost of land: $150,000)	has identified a possible site that is 10 minutes from Superior, Wisconsin and within 12 miles of Hwy 53. The Company will need to select a parcel, make an offer on the real estate, and close the transaction. The purchase agreement shall be contingent on the Company obtaining the necessary permits and use approvals from the Wisconsin Department of Natural Resources, the Army Corps of Engineers and the local County officials (local building permits). The monies from this Offering shall be used to purchase this real estate.	Realty about a potential relationship in assisting the Company purchase real estate for the facility. The Company has 4 potential locations. It has contacted the Army Corps of Engineers and the Department of Natural Resources about these 4 potential sites. The Company anticipates that it will obtain feedback from these entities by the end of June 2009. Within 6 months after the minimum offering is achieved.
Build the facility on the real estate. Anticipated Cost: $1,750,000 to $3,850,000 (Architect: $350,000; Contractor:	The Company shall: • Solicit bids from 3-5 architects to create plans for the facilities based on the rendition already obtained by the Company. • Select architectural firm and complete the drawings for the facility • Once the architectural plans are	• The Company has preliminary drawings of the proposed facility. 6-7 months after minimum

Event or Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months After Receipt of Proceeds When Should Be Accomplished
$1,400,000 to $3,500,000)	complete, send the plans to 3-5 contractors to build the facility. • Select contractor and commence construction.	offering is achieved. • 7-8 months after minimum offering is achieved. • 8-9 months after minimum offering is achieved. 9-13 months after minimum offering is achieved.
Purchase Equipment and Inventory for the facility. Anticipated Cost: $500,000.	The Company shall purchase the necessary equipment (bullet catcher, lead abatement, targets, target retrieval, video shooting, and air-exchange ventilation equipment) and inventory (firearms for rental, ammunition and safety equipment) for the facility.	The Company has researched the potential costs of the equipment, but has not made any equipment purchases yet. 11-13 months after minimum offering is achieved.
Facility opens and the Company makes its first sale.	The Company anticipates that it will make its first sale in October 2011.	October 2011

39. In your discussion of milestones, address the impact on your plans if you can not obtain funding from the Small Business Administration or the Development Association of Douglas County.

This section has been revised to include the following:

> If the Company is unable to secure at least $1,400,000 from the Small Business Administration, the Company will be unable to move forward with

the Company's plans without raising a minimum of $2,500,000 under this Offering. Further, even if the Company is able to raise $2,500,000 under this Offering, the Company will have to reduce expenditures for the size of the building, inventory and equipment purchases absent the financing from the Small Business Administration. These reductions will likely include: (i) eliminating the archery and video shooting areas; (ii) removing the gun cleaning area; and, (iii) modifying the site plan for reductions in the building size.

40. Please revise to address in detail the estimated operating expenses for the coming fiscal year and the repayment of accounts payable.

Section 4(a) has been revised to include the following:

Estimated operating expenses and repayment of accounts payable.	During the upcoming fiscal year, the Company anticipates that it will incur the following operating expenses: • $2,900 to Faster Solutions for future development of the Company's website, including, but not limited to, the placement of this Offering on the site • $1,000 on Company promotional items such as hats and mugs • $75 for membership in the National Shooting Sports Federation. • $1,000 for presence at shooting and archery trade shows • $5,000 for attorneys' fees • $5,000 for accounting fees • $10,000 for printing and potential investor packet design The Company also has the following accounts payable during the upcoming year: • $50,000 for attorneys' fees to be paid from the Offering proceeds. • $421 monthly payments on the NE Entrepreneur Fund of the Development Association of Douglas County loan until the minimum offering amount is achieved.

41. Revise your disclosures within Question 4(a) to more comprehensively describe the process of obtaining financing through the Small Business Administration or the Development Association of Douglas County. Describe the detail to be provided to either or both parties in applying for the financing. For example, indicate whether either entity requires architectural renderings of the proposed shooting range or detailed business forecasts prior to granting financing approval. To the extent known, please indicate why you believe such financing is available to fund your operations.

Section 4(a) has been revised to include the following:

Secure financing from the NE Entrepreneur Fund of the Development Association of Douglas County. Anticipated Cost: $0	The Company completed and submitted the appropriate documentation (application, organizational documents for the Company, financial statements for the Company and the individual board members) for financing in the amount of $30,000.	Completed Financing received $25,000 at interest rate of 8.6% (monthly payment of $213 until May 2014) and $5,000 at interest rate of 0% (monthly payment of $208 until May 2011).
Secure financing from the Small Business Administration in the amount of $1,400,000 (if minimum offering is achieved) to $2,000,000 (if maximum offering is achieved). Anticipated Cost: $0	The Company will complete and submit the appropriate documentation (application, financial statements of the Company, three-year financial projections, principle shareholders' resumes, site plans with cost projections, Company's organizational documents and Company resolution authorizing the Company to borrow the money) after the Company achieves at least the minimum amount of this Offering. The interest rate for this financing is tied to the prime rate and will not be determined until the application is approved. The application process for this financing is anticipated to take 90-180 days. If the Company is unable to secure at least $1,400,000 from the Small Business Administration, the Company will be unable to move forward	The Company is working with Steve Welnitz, representative from the Development Association of Douglas County, who is knowledgeable about the SBA loan process to prepare for the SBA application requirements. Within 6-9 months after the minimum offering is achieved.

| | with the Company's plans without raising a minimum of $2,500,000 under this Offering. Further, even if the Company is able to raise $2,500,000 under this Offering, the Company will have to reduce expenditures for the size of the building, inventory and equipment purchases absent the financing from the Small Business Administration. These reductions will likely include: (i) eliminating the archery and video shooting areas; (ii) removing the gun cleaning area; and, (iii) modifying the site plan for reductions in the building size. | |

42. Please clarify in this section that the company is planning on financing $1,400.000 if the minimum amount is sold and $2,000,000 if the maximum amount is sold. We note the disclosure in the "Use of Proceeds" table.

Section 4(a) has been revised to include the following notation in the chart:

> Secure financing from the Small Business Administration in the amount of $1,400,000 (if minimum offering is achieved) to $2,000,000 (if maximum offering is achieved).

43. We note your disclosure that "funding generally occurs within 90 days after completion of satisfactory soil testing." We do not understand why any financing through the SBA or Development Association of Douglas County is dependent upon completion of satisfactory soil testing. Please revise or advise as appropriate.

The Company has removed the reference to "satisfactory soil testing."

44. Please revise your discussion following Question 4(b) to address the effects of any delays upon the company's liquidity.

The section has been revised as follows:

Event	Effect of Delay
Financing from the NE Entrepreneur Fund of the Development Authority of Douglas County	No delay possible; financing of $30,000 already received by the Company

Event	Effect of Delay
Sale of securities pursuant to this Offering	A delay in the sale of securities will cause a delay in the Company achieving its minimum offering. This minimum offering delay will force the Company to wait to purchase real estate until the minimum offering is achieved.
Financing from the Small Business Administration	Delays with obtaining financing from the Small Business Administration will delay the Company's plans to construct the facility and beginning revenue-generating activities. A significant delay may cause the Company to scale back its facility by: (i) eliminating archery and video shooting areas; (ii) removing the gun cleaning area; and, (iii) modifying the site plan for reductions in the building's size.
Purchase real estate	Delays in the necessary milestone in purchasing real estate will delay the Company's plans to build the facility and begin revenue-generating operations.
Build the facility on the real estate	Delays in building the facility will delay the Company's plans to begin revenue-generating operations.
Purchase the equipment	Delays in purchasing the equipment will delay the Company's plans to begin revenue-generating operations.
Facility opens and the Company makes its first sale	Delays related to opening the facility will delay the Company's revenue-generating operations.

If the Company encounters delays with any of the events or milestones listed above, the Company will be delayed in starting its operations and revenue generation.

Offering Price Factors, page 12

45. Please revise your answers to Question 5 to reflect any losses in your statement of income provided in your financial statements.

The section has been revised as follows:

Total ($338.00) ($1.66 per share)

The Company is a start-up organization that has not yet constructed its facility that is required before the organization may start sales. The proceeds of this

Offering will, in part, fund the construction of the Company's facility so it may begin to conduct operations.

46. Please revise the net tangible book value of the Company at Question 7(a) to match the accumulated deficit shown on your balance sheet as of December 10, 2008.

The section has been revised as follows:

($29,811.00) ($146.13 per share)

The Company is a start-up organization that has not yet constructed its facility that is required before the organization may start sales. The proceeds of this Offering will, in part, fund the construction of the Company's facility so it may conduct operations and earn revenue.

47. Please clarify, in the disclosure response to 7(b), the relationship of Joe Harrison to Pat Harrison.

Joe Harrison and Pat Harrison are married.

48. Please provide a concise description of the consideration for which the individuals listed in the table received the company shares, as required by Item 7(b) to the Offering Circular - Model A. Additionally, indicate the value of the consideration given for the company shares.

The section has been revised as follows:

The Company issued securities to the following individuals on August 11, 2008:

NAME	NUMBER OF VOTING COMMON SHARES	CONSIDERATION	RELATIONSHIP
Nancy Bode	66	$13,200	Founding Shareholder / President / Director
Joe Harrison (spouse of Pat Harrison)	66	$13,200	Founding Shareholder / Treasurer / Secretary /

NAME	NUMBER OF VOTING COMMON SHARES	CONSIDERATION	RELATIONSHIP
			Director
Dan Parkinson	66	$13,200	Founding Shareholder / Vice President / Director / Range Master
Theresa Olson	6	$1,200	Founding Shareholder

49. We note your response to Question 8(a). We do not understand your response regarding the preferred shares. Please revise or advise.

The section has been revised as follows:

VOTING COMMON SHARES
If the maximum of the voting common shares is sold: 32%
If the minimum of the voting common shares is sold: 3%

NON-VOTING PREFERRED SHARES
If the maximum of the non-voting preferred shares is sold: 100%
If the minimum of the non-voting preferred shares is sold: 100%

50. Revise to provide the disclosure required by Question 8(b) concerning the post-offering value implicitly attributed by management to the company.

The section has been revised as follows:

If the maximum is sold: $5,000,000
If the minimum is sold: $3,140,000

If the maximum is sold: 59%
If the minimum is sold: 35%

Use of Proceeds, page 14

51. Please correct the Net Proceeds amount under the "Maximum Sold" column to "$4,920,000".

The Net Proceeds amount under the "Maximum Sold" column has been corrected. Please note that additional proceeds have been added to the chart. These additional proceeds impact the Net Proceeds total.

52. Please revise to state with greater specificity the use of proceeds for "Building for Indoor Shooting Range".

The section has been revised to state as follows:

Real Estate for Indoor Shooting Range	$150,000	6%	$150,000	3%
Architect Fees to Prepare Renderings of the Facility	$350,000	14%	$350,000	7%
Contractor Fees and Materials Related to the Construction of the Facility[1]	$1,400,000	55%	$3,500,000	70.2%

53. Revise to add the estimated use(s), within the Use of Proceeds table or a footnote, for the substantial amount of proceeds allocated to Working Capital should the maximum amount of financing be raised.

The amount of working capital has been revised, resulting in less proceeds being attributed to working capital. Nonetheless, this section has been revised to include a footnote stating, "until operations result in sufficient revenue, the working capital will be used for payment of the Company's expenses and other costs related to the development of the Company's business."

54. Please revise to describe the differences in your building plans for the indoor range if you raise the minimum proceeds as compared to the maximum proceeds.

The section has been revised to include the following:

> If the Company achieves the minimum amount of this Offering and the financing from the Small Business Administration, the facility will include: (i) 7 lanes for indoor archery; (ii) 21 lanes for indoor shooting; (iii) a 14' x 24' room for daycare; (iv) 2 classrooms; (v) a video shooting room; (vi) administrative offices; (vii) a room for gun cleaning; (viiii) storage room; (ix) restrooms; and, (x) an outdoor archery range with 10 lanes. If the Company is

---

[1] If the Company achieves the minimum amount of this Offering and the financing from the Small Business Administration, the facility will include: (i) 7 lanes for indoor archery; (ii) 21 lanes for indoor shooting; (iii) a 14' x 24' room for daycare; (iv) 2 classrooms; (v) a video shooting room; (vi) administrative offices; (vii) a room for gun cleaning; (viiii) storage room; (ix) restrooms; and, (x) an outdoor archery range with 10 lanes. If the Company is able to raise the maximum amount of this Offering and the financing from the Small Business Administration, it will be able to construct the facilities for skeet/trap shooting.

able to raise the maximum amount of this Offering and the financing from the Small Business Administration, it will be able to construct the facilities for skeet/trap shooting.

55. Revise to provide the details, in a footnote, regarding the reimbursement to shareholders of the $30,000.

The shareholders will no longer receive a reimbursement of $30,000.

56. Please expand Question 10(a) to address the amount of funds being sought from the Small Business Administration and the Development Association of Douglas County. Clarify whether there are any other sources for this funding. Disclose the status of the company's application for the fund s fi'om each source and indicate whether the company has received any preliminary loan approvals at this time.

The section has been revised as follows:

The Company has already received $30,000 from the NE Entrepreneur Fund of the Development Association of Douglas County. $25,000 of this loan has an interest rate of 8.6%, with the final monthly payment of $213 in May 2014. The remaining $5,000 has an interest rate of 0%, with the final monthly payment of $208 in May 2011. Currently, the monthly payments for this loan are being made by the Company with the proceeds of the $5,000 loan.

The Company also plans to seek financing ($1,400,000 to $2,000,000) from the Small Business Administration. If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration, the Company will be unable to move forward with the Company's plans without raising a new minimum of $2,500,000 under this Offering. Further, even if the Company is able to raise the new minimum of $2,500,000 under this Offering, the Company will have to reduce expenditures for the size of the building, inventory and equipment purchases absent the financing from the Small Business Administration. These reductions will likely include: (i) eliminating the archery and video shooting areas; (ii) removing the gun cleaning area; and, (iii) modifying the site plan for reductions in the building's size. The exact loan amount will be determined by the success of this Offering as the Small Business Administration, under a SBA504 loan, will lend up to 90% of the collateralized value of a company, up to a maximum of $2,000,000. The application process for the SBA504 loan will not begin until the minimum offering is achieved and is anticipated to take 90-180 days. The Small Business Administration requires the following from potential borrowers: (i) application; (ii) resumes of the principle shareholders; (iii) the Company's financial statements and three-year financial projections; (iv) Company's organizational documents and a resolution authorizing the Company's borrowing; and, (v) site plans for the facility (but not complete architectural plans) with cost projections. Thus, the Company has not received any preliminary loan approval for this SBA504 loan. The SBA504 loan funds will be disbursed by the loan servicer in 3 payments as the Company needs the money (demonstrated by written documentation that must be submitted by the Company). For the company to receive the last of the 3 payments, the Company must show that the facility's construction is completed and all subcontractors have been paid. The interest rate on the SBA504 loan is tied to the prime interest rate and will fluctuate until the application is approved.

57. We note your response 10(d). Please revise to indicate the amounts being reimbursed to Nancy Bode, Joe Harrison and Dan Parkinson.

The shareholders will no longer receive a reimbursement of $30,000.

58. We note your statement in response to question 11 that "the company is not having and does not anticipate having any cash flow or liquidity problems within the next 12 months." We also note your statement in your risk factors section that "there is insufficient working capital as a reserve beyond 3 months of initial operations." Please revise to address any liquidity problems. We may have further comment.

The section has been revised as follows:

> The Company is a new company with no operating history. Further, it does not own the necessary real estate and building facilities required to fulfill its stated purpose. If the Company is unable to secure financing through the Small Business Administration or raise the minimum amount under this Offering, it will be unable to construct its facility or conduct operations. This lack of financing will lead to significant cash flow problems for the Company.

59. We note your statement that "the company does not have any knowledge that it is in default or in breach of any note, loan, lease or other indebtedness .... " The company is in a position to know whether it is in default or breach of any note, loan, lease or other indebtedness. Please revise as appropriate.

The section has been revised as follows:

> The Company is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments.

60. Please revise your disclosure in question 12 to address that it will be necessary to raise additional funds if you do not obtain the financing from the Small Business Administration or the Development Authority of Douglas County.

The section has been revised to include the following:

> If the Company is unable to secure at least $1,400,000 in financing from the Small Business Administration, the Company will be unable to move forward with the Company's plans without raising a new minimum of $2,500,000 under this Offering. Further, even if the Company is able to raise the new minimum of $2,500,000 under this Offering, the Company will have to reduce expenditures for the size of the building, inventory and equipment purchases absent the financing from the Small Business Administration. These reductions will likely include: (i) eliminating the archery and video shooting areas; (ii) removing the gun cleaning area; and, (iii) modifying the site plan for reductions in the building's size.

Capitalization. page 17

61. Please revise your capitalization table to reverse the values attributed to Preferred Stock and Common Stock within your Stockholders Equity caption. Also, please revise the typographical error for minimum common stock.

The errors have been corrected.

Description of Securities, page 18

62. We note your statement that "any transfer of shares received under this offering must be accompanied by an opinion of counsel consenting to the legality of said transfer" for both the common shares and the non-voting preferred shares. Please clarify whether the company will seek an opinion of counsel if shareholders wish to transfer their securities.

The section has been revised to include the following:

> Further, each transfer of voting common shares is subject to the Company receiving a written statement that shows to the Company's satisfaction that such transfer will meet all applicable transfer, tax and securities laws or be exempt therefrom. The Company may also seek its own legal opinion on these transfer matters and any expenses incurred by the Company in obtaining said opinion shall be paid by the transferring shareholder. (See Section 2.5 of the Bylaws).

63. We note your response to Question 20. It appears to us that the company has a deficit that must be made up prior to paying dividends. Please revise your response as appropriate.

The section has been revised to show a deficit of $10,989.

Plan of Distribution, page 22

64. Please expand your discussion to explain in adequate detail how the securities will be offered via the Internet, as mentioned under Item 4 of Part r to the Form I-A. We may have further comments.

The section has been revised to include the following:

The securities will be offered in the following ways:

- **Internet.** The Company has secured the website, www.oakleysshootingrange.com. Once the applicable securities regulators have approved the Offering, the Company will create a page on its website to solicit sales of its securities. The first page will state that the Company seeks to raise a maximum of $2,960,000 through the sale of non-voting preferred stock and voting common stock to Wisconsin and Minnesota residents only. Potential investors will then have to double-click on a button affirming that the interested individual is a Wisconsin or Minnesota resident.

  The next page on the website will contain two sections: (i) a place for a registered potential investor to enter his or her username and password; or, (ii) a place for new potential investors to register and obtain a username and password by entering his or her name, address (with a dropdown box listing only Wisconsin or Minnesota as potential states), email address and selecting a username and password. This registration requirement will allow the Company to track those individuals that have accessed the Offering. The page will also contain an election by the potential investor to receive the Offering materials electronically or a hard copy via the mail. The potential investor may change his or her preferred method of delivery by emailing the Company his or her delivery preference change at any time during the course of the Offering.

  If the potential investor selects the hard copy via mail option, the webpage will thank the potential investor for his or her interest and advise the potential investor that the Company will send the Offering to the potential investor at no charge via mail in 3-5 business days.

If the potential investor elects to receive a copy of the Offering electronically, a webpage with a downloadable PDF copy of this Offering will be available to the potential investor. The PDF version of the Offering will be available to all potential investors with a username and password.

The potential investor will be immediately notified of any amendments or supplements to the Offering: (i) via email if the potential investor consented to the electronic delivery of information related to the Offering; or, (ii) via mail if the potential investor desires to receive notifications via mail.

All supplemental sales literature will include a prominent statement that the Offering is being sent or delivered electronically, provide instructions on access to the electronic Offering and state that a hardcopy of the Offering is available without charge.

- **Information Meetings.** Nancy Bode, Dan Parkinson and Joe Harrison will conduct informational meetings for potential investors. Potential investors will be located through personal contacts of the Board of Directors, solicitation at shooting and archery events and local firearms dealers. During the meeting, potential investors will be given a copy of this Offering. Nancy Bode, Dan Parkinson and Joe Harrison will discuss the Company's plans as described in this Offering and answer any questions from the potential investors.

65. It is further noted in Item 4 of Pmt I that the securities will be offered to Wisconsin and Minnesota residents. Please disclose how this will be accomplished through use of the Internet.

The section has been revised to include the following:

Internet. The Company has secured the website, www.oakleysshootingrange.com. Once the applicable securities regulators have approved the Offering, the Company will create a page on its website to solicit sales of its securities. The first page will state that the Company seeks to raise a maximum of $2,960,000 through the sale of non-voting preferred stock and voting common stock to Wisconsin and Minnesota residents only. Potential investors will then have to double-click on a button affirming that the interested individual is a Wisconsin or Minnesota resident.

The next page on the website will contain two sections: (i) a place for a registered potential investor to enter his or her username and password; or, (ii) a place for new potential investors to register and obtain a username and password by entering his or her name, address (with a dropdown box listing only Wisconsin or Minnesota as potential states), email address and selecting a username and password. This registration requirement will allow the Company to track those individuals that have accessed the Offering. The page will also contain an election by the potential investor to receive the Offering materials electronically or a hard copy via the mail. The potential investor may change his or her preferred method of delivery by emailing the Company his or her delivery preference change at any time during the course of the Offering.

If the potential investor selects the hard copy via mail option, the webpage will thank the potential investor for his or her interest and advise the potential investor that the Company will send the Offering to the potential investor at no charge via mail in 3-5 business days.

If the potential investor elects to receive a copy of the Offering electronically, a webpage with a downloadable PDF copy of this Offering will be available to the potential investor. The PDF version of the Offering will be available to all potential investors with a username and password.

The potential investor will be immediately notified of any amendments or supplements to the Offering: (i) via email if the potential investor consented to the electronic delivery of information related to the Offering; or, (ii) via mail if the potential investor desires to receive notifications via mail.

All supplemental sales literature will include a prominent statement that the Offering is being sent or delivered electronically, provide instructions on access to the electronic Offering and state that a hardcopy of the Offering is available without charge.

66. Also, please disclose if the securities have been registered with the state agencies in Wisconsin and Minnesota.

The securities have not yet been registered with Wisconsin or Minnesota. The Company will submit the offering for registration in Wisconsin and Minnesota after the offering has been approved by the SEC.

67. Please disclose whether any of the company's officers and directors have plans to purchase shares in the offering in order for the minimum amount to be sold.

The Company's officers and directors do not have plans to purchase shares in the Offering; however, these individuals may purchase shares in the Offering if said purchase will allow the Company to meet the minimum Offering.

68. It is noted on page 33 that the offering period may be for I year and that this time could be extended for an additional year. Please discuss the offering period here as well as discussing the possible extension.

   The offering period will take place from November 1, 2009 to November 1, 2010. The reference to a possible extension has been removed.

69. We note in Item 26(a) on page 23 that Donn Bergquist is acting as the escrow agent. Please provide the full name of the depository institution acting in that capacity and identify whether the escrow agent is an independent bank, a saving and loan 01' another depository institution. Additionally provide the telephone number of the depository.

   Donn Bergquist, CPA (Donn Berquist Accounting, 1010 Belknap Street, Superior, WI 54880) will act as the escrow agent. Mr. Berquist will use Citizens Bank (1612 Belknap Street, Superior, WI 54880; 715-392-8202) as the depository institution for the escrow.

70. Consistent with section 2.5 of your Bylaws, please revise your disclosures within Question 27 at page 23 to describe the entities to which a *common* shareholder may transfer his or her shares, rather than a *preferred* shareholder, as currently presented.

   The section has been revised as follows:

   > Currently, there are only voting common shares outstanding. There are transfer restrictions on the voting common stock. (See Section 2.5 in the Bylaws). A common shareholder may transfer his or her shares to: (i) his or her spouse, children, parents or siblings ("Family Members"); (ii) to a trust which he or she is the grantor and the shareholder's Family Members are the beneficiaries; or, (iii) the Company. All other transfers of the voting common stock must be approved by the affirmative vote of the majority of directors on the Board of Directors. There is no known date of termination for these transfer restrictions. There are no transfer restrictions for the non-voting preferred shares.

Officers and Key Personnel of the Company, page 24

71. In Item 32(B), please indicate the amount of time to be spent on company matters by Pat Harrison, if less than full time.

   Pat Harrison will work full-time.

72. Please revise your response to Question 34 to clarify that the company does not have any outside directors.

The section has been revised to clarify that the Company does not have any outside directors.

73. Please expand your disclosures at Questions 35(a) to describe the responsibilities of the Range Master.

The section has been revised to include the following:

> A Range Master is responsible for public safety while the range is in use by visually monitoring all participants using the range and ensuring participants comply with safety policies while using the range.

74. Item 35(b) states that Dan Parkinson "is well-known in the industry". Please briefly explain.

The section has been revised to include the following:

> Parkinson's knowledge is well-known in the industry. Dan Parkinson has been in the shooting sports industry for 30 years. He has numerous manufacturing, corporate and individual connections in the shooting sports industry. He also is a hunter and bowhunter instructor for the State of Wisconsin and a certified instructor for the National Rifle Association.

Principal Stockholders, page 29

75. Please revise to indicate the nature of the services provided by Nancy Bode, Joe Harrison, Dan Parkinson and Theresa Taylor. Also indicate the value of the services provided in connection with the company's issuance of these shares.

The shareholders have paid cash for their respective shares.

Management Relationships, Transactions and Remuneration, page 31

76. Please expand Item 39(b) to briefly explain "Nancy Bode's daughter-in-law assisted only in securing a marketing firm". Identify the firm involved if the company has entered into a definitive marketing arrangement. Also outline all principal provisions of the contract with that firm and file the contract as an exhibit, to the extent material.

The section has been revised as follows:

Nancy Bode's daughter-in-law assisted only in suggesting the marketing firm, Swim Creative. She did not and will not receive any compensation for her assistance. Swim Creative assisted the Company with its logo, business cards, the survey distributed at local shooting events and newsletters. Swim Creative performed this work under a price quotation and not a written contract. Other than the price quotation, there is no written documentation between the Company and Swim Creative.

77. Please revise to briefly indicate whether the company expects to compensate its board of directors after the offering.

The section has been revised as follows:

Section 4.10 of the Bylaws allows the Board of Directors, by affirmative vote of a majority of the directors, to establish reasonable compensation for the directors. However, the Company does not anticipate that it will compensate its directors for the first 5 years of the Company's existence.

78. Please revise your disclosure in Question 41(c) to clarify that the current officers and directors control a majority of the outstanding common stock and that they can approve any amendment to the bylaws to allow any future stock purchase agreements, stock options, warrants or rights.

The section has been revised to include the following:

Currently, the Company's officers and directors control a majority of the outstanding common stock. Therefore, the current officers and directors can approve an amendment to the bylaws to allow any future stock purchase agreements, stock options, warrants or rights.

79. We note your response to Question 42 that "the business is not highly dependent on the services of any individual employee. " We also note your disclosure that Dan Parkinson is the only officer who has experience as a range master and that he is well-known in the industry. Please advise or revise as appropriate.

The section has been revised as follows:

While Dan Parkinson is the only Company director and officer who has experience as a Range Master, the Company has verbal commitments of employment from 3 National Rifle Association certified instructors who will conduct clerical activities and counter sales and are also qualified Range Masters.

Miscellaneous Factors, page 33

80. We note your reference to "Prospectus" in this section. Your offering document is not a registration statement which contains a prospectus. Please revise as appropriate.

All references to "prospectus" have been removed.

Financial Statements, page 34

81. Without having a facility or established operations in place, it does not appear that you have a reasonable basis to present projections of future economic performance. Therefore, please remove your projections, or tell us why you have a reasonable basis for the projected balance sheets for the four years beginning 12/31/2009 and the projected performance worksheets for 'Year I' and fiscal 2010. Refer to Part II-Offering Circular of Form I-A for additional guidance.

The projections have been removed from the offering.

82. Please include a Statement of Income, Cash Flows and Other Stockholders' Equity that complies with generally accepted accounting principles for the period of inception to your balance sheet date. See Pmt F/S of Form I-A.

The Company has included a Statement of Income, Cash Flows and Other Stockholders' Equity that complies with generally accepted accounting principles.

83. Please provide Notes to the Financial Statements describing the significant accounting policies of the Company. See paragraph 8 of APB 22.

The Company has included Notes to the Financial Statements describing the significant accounting policies of the Company.

Management's Discussion and Analysis of Certain Relevant Factors, page 36

84. We note your response to Question 47. Please revise to provide the appropriate disclosure.

The section has been revised as follows:

The Company's Income Statement from August 6, 2008 to July 31, 2009, shows a net loss of $10,989. This net loss is a result of the expenses associated with a new business that does not yet have a facility or established operations. The Company is addressing the loss in the short-term by obtaining loans from its shareholders. In the long-term, the Company will seek financing from the Small Business Administration in the amount of $1,400,000 to $2,000,000 and funds from this Offering to purchase the necessary equipment and inventory and construct the facility.

85. Please revise your response to Question 48 to address any trends in the company's industry which may have an impact on the company's operations.

The section has been revised as follows:

The Company was organized on August 4, 2008. It has not been in operation long enough to have had any meaningful trends or operating results. However, the current political perception favoring gun enthusiasts has caused these enthusiasts to purchase ammunition and firearms more frequently than in the past. This trend may positively impact the Company and its sale of ammunition provided that the Company's ammunition supplier is able to keep up with the current demand.

Signatures

86. Please include the signatures of the Chief Executive Officer and the Chief Financial Officer or revise to indicate the persons signing in those capacities. Additionally, provide the signature of the Chief Executive Officer in the section where the individual signs in that capacity.

The stated signatures are now noted and included in the offering.

Part III - Exhibits

Item 1. Index to Exhibits

87. Please revise your Index to number each exhibit in accordance with Item 2, Parl III of the Form I-A.

The Index has been revised as requested.

Exhibit 4 - Subscription agreement

88. We note your reference to "Prospectus" in your subscription agreement. Your offering document *is* not a registration statement which contains a prospectus. Please revise as appropriate.

All references to "prospectus" have been removed.

89. Please revise your subscription agreement to describe the transfer restrictions on the securities being offered.

The following transfer restrictions have been stated in the offering:

> Currently, there are only voting common shares outstanding. There are transfer restrictions on the voting common stock. (See Section 2.5 in the Bylaws). A common shareholder may transfer his or her shares to: (i) his or her spouse, children, parents or siblings ("Family Members"); (ii) to a trust which he or she is the grantor and the shareholder's Family Members are the beneficiaries; or, (iii) the Company. All other transfers of the voting common stock must be approved by the affirmative vote of the majority of directors on the Board of Directors. There is no known date of termination for these transfer restrictions. There are no transfer restrictions for the non-voting preferred shares. Further, the offering also states that federal and state securities laws may provide substantial limitations on the transferability or the assignability of the Shares.

Exhibit 11 - Opinion re legality

90. We note your reference to a "registration statement" in your legality opinion. Please note that Regulation A is an exemption form registration under the Securities Act of 1933. Please revise as appropriate.

The legal opinion has been revised to address this issue. Please see the revised legal opinion included with this letter.

91. We note the statement in the legality opinion that "the shares of preferred stock and common stock to be sold by the Company have been duly authorized and are legally issued, fully paid and non-assessable. " We note that it appears the company has not yet issued the noted securities. Please revise your legality opinion as appropriate.

The legal opinion has been revised to address this issue. Please see the revised legal opinion included with this letter.

   I am also inclosing a second red-lined copy of the offering as well as an original and six copies of a revised legal opinion for your consideration. Please feel free to contact me with any questions.

         Sincerely,



         Jennifer M. Krueger

JMK:lah
082217
SEC lt3
Enc.
cc: Ms. Nancy Bode (w/enc.)
   Attorney Stephen L. Morgan (w/enc.)